EXHIBIT 12.1
SYNOVUS FINANCIAL CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2018		Years Ended December 31,
(dollars in thousands)			2017		2016		2015		2014		2013
Ratio 1 – Including interest on deposits
Earnings:
Income before income taxes	$133,375		480,138		388,450		358,573		302,559		252,628
Fixed charges excluding preferred stock dividends and accretion	41,035		146,511		130,745		126,355		117,001		126,379
Total	$174,410		626,649		519,195		484,928		419,560		379,007
Fixed charges:
Interest on deposits	26,375		81,325		64,206		65,534		55,179		64,392
Interest on short-term borrowings	107		198		200		168		220		324
Interest on long-term debt	12,368		57,665		59,217		52,942		54,009		54,106
Portion of rents representative of the interest factor (1/3) of expense	2,185		7,323		7,121		7,711		7,593		7,557
Preferred stock dividends and accretion	2,559		10,238		10,238		10,238		10,238		40,830
Total fixed charges including preferred stock dividends and accretion	$43,594		156,749		140,982		136,593		127,239		167,209
Ratio of earnings to fixed charges	4.00	x	4.00	x	3.68	x	3.55	x	3.30	x	2.27x
Ratio 2 – Excluding interest on deposits
Earnings:
Income before income taxes	$133,375		480,138		388,450		358,573		302,559		252,628
Fixed charges excluding preferred stock dividends and accretion	14,660		65,186		66,539		60,821		61,822		61,987
Total	$148,035		545,324		454,989		419,394		364,381		314,615
Fixed charges:
Interest on short-term borrowings	107		198		200		168		220		324
Interest on long-term debt	12,368		57,665		59,217		52,942		54,009		54,106
Portion of rents representative of the interest factor (1/3) of expense	2,185		7,323		7,121		7,711		7,593		7,557
Preferred stock dividends and accretion	2,559		10,238		10,238		10,238		10,238		40,830
Total fixed charges including preferred stock dividends and accretion	$17,219		75,424		76,776		71,059		72,060		102,817
Ratio of earnings to fixed charges	8.60	x	7.23	x	5.93	x	5.90	x	5.06	x	3.06x